SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                     CONVERSION SERVICES INTERNATIONAL, INC.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    21254R208
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, LTD.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|
                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0, shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,208,016  shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,208,016  shares of Common Stock.*
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,208,016
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          ||
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.39%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 118,432,414 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 7, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, LTD. ("Valens SPV I "), and Valens Offshore SPV II, Corp. ("Valens SPV II" and together with Valens SPV I , the "Investors") collectively held (i) 5,153,562 Shares, (ii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Existing Instruments may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Existing Instruments , automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  26-0811267
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,208,016 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,208,016 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,016 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           ||
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.39 %
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------
* Based on 118,432,414 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 7, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, LTD. ("Valens SPV I "), and Valens Offshore SPV II, Corp. ("Valens SPV II" and together with Valens SPV I , the "Investors") collectively held (i) 5,153,562 Shares, (ii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Existing Instruments may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Existing Instruments , automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Valens Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903345
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,016 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,016 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,028,016 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           ||
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.39 %
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
* Based on 118,432,414 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 7, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, LTD. ("Valens SPV I "), and Valens Offshore SPV II, Corp. ("Valens SPV II" and together with Valens SPV I , the "Investors") collectively held (i) 5,153,562 Shares, (ii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Existing Instruments may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Existing Instruments , automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,208,016 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,208,016 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,208,016 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          ||
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.9 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 118,432,414 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 7, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, LTD. ("Valens SPV I "), and Valens Offshore SPV II, Corp. ("Valens SPV II" and together with Valens SPV I , the "Investors") collectively held (i) 5,153,562 Shares, (ii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Existing Instruments may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Existing Instruments , automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                               (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,208,016 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,208,016 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,208,016 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          ||
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.39 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 118,432,414 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 7, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, LTD. ("Valens SPV I "), and Valens Offshore SPV II, Corp. ("Valens SPV II" and together with Valens SPV I , the "Investors") collectively held (i) 5,153,562 Shares, (ii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Existing Instruments may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Existing Instruments , automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: Conversion Services International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            100 Eagle Rock Avenue
            East Hanover, New Jersey 07936

Item 2(a).  Name of Person Filing: Valens Capital Management, LLC

            This Schedule 13G, as amended, is also filed on behalf of Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Offshore SPV II, Corp., a Delaware corporation, Eugene Grin and David Grin. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. reported in this Schedule 13G, as amended. Information related to each of Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:  Delaware

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  21254R208

Item 3.     Not Applicable

Item 4.     Ownership:

      (a) Amount Beneficially Owned: 5,208,016 shares of Common Stock

      (b) Percent of Class: 4.39%

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 5,208,016 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  5,208,016 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following:
            [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------

* Based on 118,432,414 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding as of November 7, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, LTD. ("Valens SPV I "), and Valens Offshore SPV II, Corp. ("Valens SPV II" and together with Valens SPV I , the "Investors") collectively held (i) 5,153,562 Shares, (ii) an option (as amended, the "Option") to acquire 36,597 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "March Warrant", and collectively with the Option, the "Existing Instruments") to acquire 17,857 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The Existing Instruments each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Existing Instruments may be waived by the Investors upon 61 days prior notice to the Company and shall, in connection with the Existing Instruments , automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 9, 2009
                                    ----------------
                                    Date

                                    Valens Capital Management, LLC

                                    /s/ David Grin
                                    --------------
                                    David Grin
                                    Authorized Signatory

APPENDIX A

A. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

   Address:          c/o Valens Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Cayman Islands


B. Name:             Valens Offshore SPV II, Corp., a Delaware corporation

   Address:          c/o Valens Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


C. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Principal of Laurus Capital Management, LLC, and Valens
   Occupation        Capital Management, LLC

   Citizenship:      Israel

D. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Principal of Laurus Capital Management, LLC, and Valens
   Occupation:       Capital Management, LLC


   Citizenship:      United States

Each of Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agree,by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    February 9, 2009


/s/ Eugene Grin, on his individual behalf
-----------------------------------------
    Eugene Grin
    February 9, 2009


/s/ David Grin, on his individual behalf
-----------------------------------------
    David Grin
    February 9, 2009